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                                 United States               SEC File Number
                    Securities and Exchange Commission       Q-25184
                             Washington, D.C. 20549          ---------------

                                  FORM 12b-25
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                          NOTIFICATION OF LATE FILING        CUSIP Number
                                                             903 28P 10 0
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(Check One):  [ x ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K
              [   ] Form 10-Q  [  ] Form N-SAR

     For Period Ended: July 31, 1996
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     [  ] Transition Report of Form 10-K
     [  ] Transition Report of Form 20-F
     [  ] Transition Report of Form 11-K
     [  ] Transition Report of Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:
                                      --------------------------------------

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 Read Instructions (on back page) Before Preparing Form. Please Print or Type.

           Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

U.S. ELECTRICAR, INC.
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Full Name of Registrant

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Former Name If Applicable

5 Thomas Mellon Circle, Suite 305
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Address of Principal Executive Office (Street and Number)

San Francisco, CA 94134
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[ x ] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the presribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART II - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Subsequent to its 1996 fiscal year end, on September 5, 1996, the Registrant sold substantially all of the assets of its wholly-owned subsidiary, Industrial Electric Vehicles, Inc. Additionally, on August 20, 1996, Registrant executed a Memorandum of Understanding with Systronix Corporation for the purchase by the Registrant of the assets of Systronix. The Systronix transaction closed as of October 25 1996. Unreasonable effort and expense would be required to include adequate reporting information regarding these material transactions in the subject report on a timely basis.

PART IV - OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification.

Roy Y. Kusumoto                              (415)          656-2400
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                   (Name)                    (Area Code)   (Telephone Number)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                             [ x ] Yes  [   ] No

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Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ x ] Yes  [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHED EXHIBIT A
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                             U.S. ELECTRICAR, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  October 25, 1996                   By  /s/ Roy Y. Kusumoto
      --------------------------         ---------------------------------------
                                         Roy Y. Kusumoto, President, CEO and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
-----------------------------------         ------------------------------------
           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-S of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (Section 232.12(b) of this chapter).

                          Exhibit A to Form 12b-25 for
                       U.S. ELECTRICAR, INC. (Registrant)
                       for the period ended July 31, 1996

Registrant reported on Form 10-K for the fiscal year ended July 31, 1995, $11,625,000, revenues and a net loss of $37,565,000. Registrant expects to report on Form 10-K for the fiscal year ended July 31, 1996, $4,200,000 revenues and a net loss of $9,400,000. The significant factor causing the change in results in operations was the substantial restructuring and downsizing of the Registrant's operations, including the closing and consolidation of numerous sales, marketing and manufacturing facilities.

MOSS-ADAMS LLP
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CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors
U.S. Electricar, Inc.

As independent accountants for U.S. Electricar, Inc., we have not yet formed our opinion on the financial statements of the Company for the year ended July 31, 1996. It is our understanding that the Company has recently entered into a transaction resulting in the sale of substantially all of the assets of its wholly-owned subsidiary, and closed a transaction for the purchase of the assets of another company. Our opinion, to be rendered in connection with the July 31, 1996 financial statements, will be partially based on these transactions and our assessment of the Company's ability to sustain business operations after these transactions. We remain in the process of our assessment of these matters.


                                        /s/  MOSS ADAMS LLP


Santa Rosa, California
October 28, 1996





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